Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet, Smartphone or Tablet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

AKANDA CORP.

Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on June 22, 2022.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online annual meeting, you will need your 12 digit control number to vote electronically at the annual meeting. To attend;
https://www.cstproxy.com/akandacorp/2022

MOBILE VOTING
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

Please mark your votes like this **X**

1. Election of Directors

	FOR	WITHHOLD
(1) Louisa Mojela	☐	☐
(2) Tejinder Virk	☐	☐
(3) Philip van den Berg	☐	☐
(4) Charles Kié	☐	☐
(5) Gugu Dingaan	☐	☐
(6) Gila Jones	☐	☐
(7) Bridget Baker	☐	☐

2. To reappoint BF Borgers CPA PC as the auditors of the corporation for the ensuing year and to authorize the board of directors of the corporation to fix their remuneration and terms of engagement.

FOR	WITHHOLD
☐	☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2022**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED AKANDA CORP. The undersigned appoints Tejinder Virk and Trevor Scott, or and each of them as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the common shares of Akanda Corp. held of record by the undersigned at the close of business on June 6, 2022 at the Annual Meeting of Shareholders of Akanda Corp. to be held on June 24, 2022, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE SEVEN NOMINEES TO THE BOARD OF DIRECTORS AND IN FAVOR OF PROPOSAL 2, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT. EACH HOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A HOLDER, TO ATTEND AND REPRESENT HIM OR HER AT THE ANNUAL GENERAL AND SPECIAL MEETING. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING, IN ACCORDANCE WITH THE INSTRUCTIONS OF THE HOLDER, ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE HOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED ON, THE SECURITIES WILL BE VOTED ACCORDINGLY. (Continued and to be marked, dated and signed, on the other side) PROXY THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Shareholders To view the 2022 Information Circular and to Attend the Annual Meeting, please go to: https://www.cstproxy.com/akandacorp/2022